UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Atlas Financial Holdings, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G06207115

(CUSIP Number)

Frederic Dorwart

Frederic Dorwart, Lawyers

124 East Fourth Street

Tulsa, Oklahoma 74103

(918) 583-9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G06207115

1	NAMES OF REPORTING PERSONS Magnolia Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,114
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (limited liability company)

CUSIP No. G06207115

1	NAMES OF REPORTING PERSONS Ellbar Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,114
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (limited liability company)

CUSIP No. G06207115

1	NAMES OF REPORTING PERSONS Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,114
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G06207115

1	NAMES OF REPORTING PERSONS James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,114
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

The Schedule 13D filed with the Securities and Exchange Commission on December 10, 2012, as amended on February 15, 2013, May 23, 2014, and July 28, 2014, is hereby amended by this Amendment No. 4 as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a), (b) The aggregate percentage of Ordinary Shares reported owned by the Reporting Persons is based upon 11,638,723 Ordinary Shares outstanding as of November 6, 2014, as reported in the Company’s Form 10-Q for the quarter ending September 30, 2014, as filed with the Securities and Exchange Commission on November 10, 2014.

As of the date hereof, MCP directly owns 416,114 Ordinary Shares (approximately 3.6%) of the issued and outstanding Ordinary Shares (the “MCP Shares”).

None of EPM, Mr. Heyman or Mr. Adelson directly owns any Ordinary Shares. EPM and Messrs. Heyman and Adelson are in possession of sole voting power for the MCP Shares and may be deemed to indirectly beneficially own the MCP Shares. Each of EPM, Mr. Heyman and Mr. Adelson disclaims beneficial ownership of the MCP Shares.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of Ordinary Shares held by any other Reporting Person, and each disclaims beneficial ownership of the Ordinary Shares held by the others.

(c) Schedule A attached hereto lists all transactions in the Ordinary Shares of the Issuer by MCP during the last 60 days. All such transactions were effected in the open market.

(d) Not applicable.

(e) On December 30, 2014, MCP ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 19, 2014, MCP entered into an Adviser Agreement with The Magnolia Group, LLC, an Oklahoma limited liability company (“TMG”), a registered investment adviser. Under the Adviser Agreement, TMG has sole investment power, but not voting power, over the assets of MCP, including the MCP Shares.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2014

MAGNOLIA CAPITAL PARTNERS, LLC

By:	Ellbar Partners Management, LLC, Manager

	By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

ELLBAR PARTNERS MANAGEMENT, LLC

By:	/s/ James F. Adelson
James F. Adelson, Manager

/s/ Stephen J. Heyman
Stephen J. Heyman

/s/ James F. Adelson
James F. Adelson

Schedule A

Transactions in Ordinary Shares in the Last 60 Days

Magnolia Capital Partners, LLC

Transaction Date	Transaction Type	Number of Shares	Price Per Share
12/5/2014	Sale	16,800	$17.1114
12/5/2014	Sale	15,000	$17.1396
12/5/2014	Sale	15,000	$17.1106
12/5/2014	Sale	9,000	$17.4896
12/5/2014	Sale	9,000	$17.1096
12/5/2014	Sale	8,000	$17.0909
12/5/2014	Sale	7,600	$17.2607
12/5/2014	Sale	3,600	$17.2050
12/9/2014	Sale	11,205	$17.1147
12/9/2014	Sale	7,848	$17.2816
12/9/2014	Sale	812	$17.2957
12/16/2014	Sale	7,000	$15.9987
12/17/2014	Sale	3,000	$16.0970
12/22/2014	Sale	249,013	$16.1045
12/23/2014	Sale	9,716	$16.0096
12/24/2014	Sale	17,810	$16.0333
12/26/2014	Sale	35,000	$16.0397
12/29/2014	Sale	167,351	$16.0620
12/30/2014	Sale	37,345	$16.0292
12/31/2014	Sale	113,786	$16.1181